PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 18, 1995)

4,651,163 SHARES

NEWMONT MINING CORPORATION

COMMON STOCK
($1.60 PAR VALUE)


The Common Stock is listed on the New York Stock Exchange under the trading symbol "NEM." On January 11, 1996, the last reported sale price of the Common Stock as reported on the New York Stock Exchange Composite Tape was $53.75 per share.

The shares of Common Stock offered hereby (the "Shares") will be purchased from the Company by Salomon Brothers Inc (the "Underwriter") at a price of $51.87 per Share (resulting in $241,255,825 aggregate net proceeds (before expenses) to the Company). The Company will pay certain expenses of the offering estimated at approximately $300,000.

The Shares may be offered by the Underwriter from time to time in one or more transactions (which may involve block transactions) on the New York Stock Exchange or on other national securities exchanges on which the Common Stock is traded, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of the sale or at prices otherwise negotiated, subject to prior sale, when, as and if delivered to and accepted by the Underwriter. See "Underwriting."

SEE "RISK FACTORS" BEGINNING ON PAGE S-3 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON STOCK.

The Company has agreed to indemnify the Underwriter against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Shares are offered subject to receipt and acceptance by the Underwriter, to prior sale and to the Underwriter's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Shares will be made at the offices of Salomon Brothers Inc, Seven World Trade Center, New York, New York or through the facilities of The Depository Trust Company, on or about January 18, 1996.




   Salomon Brothers Inc





The date of this Prospectus Supplement is January 11, 1996.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY, AND THE COMMON STOCK OF NEWMONT GOLD COMPANY, A SUBSIDIARY OF THE COMPANY, AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, THE PARIS BOURSE OR THE BASEL, GENEVA OR ZURICH STOCK EXCHANGES, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                                 RISK FACTORS

       Prospective purchasers of Shares offered hereby should carefully read this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference therein. In determining whether to purchase the Shares being offered hereby, prospective investors should carefully consider the following factors, in addition to the other information contained in this Prospectus Supplement or contained in the accompanying Prospectus or incorporated by reference therein.


GOLD PRICE VOLATILITY

    The Company's sole asset is a controlling equity interest in Newmont Gold Company ("Newmont Gold"), a worldwide company engaged in gold production, exploration for gold and acquisition of gold properties. The profitability of the Company's current operations is significantly affected by changes in the market price of gold. Market gold prices can fluctuate widely and are affected by numerous factors beyond the Company's control, including industrial and jewelry demand, expectations with respect to the rate of inflation, the strength of the U.S. dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the price of gold sometimes is subject to rapid short-term changes because of speculative activities. The current demand for and supply of gold affect gold prices, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant impact on the supply of gold or on its price. If the Company's revenue from gold sales falls for a substantial period below its cost of production at any or all of its operations, the Company could determine that it is not economically feasible to continue commercial production at any or all of its operations or to continue the development of some or all of its projects. The Company's consolidated weighted average cash cost of equity production (which is equivalent to the weighted average costs applicable to sales per ounce of equity production) for its Nevada, Peruvian and Uzbekistan operations was $204 per ounce of gold sold in 1994, $198 in 1993 and $198 in 1992 and $211 for the first nine months of 1995.


    The gold market generally is characterized by volatile prices. The volatility of gold prices is illustrated in the following table of annual high, low and average afternoon fixing prices of gold per ounce on the London Bullion Market:






                 Year                                              High        Low        Average

                 1986   . . . . . . . . . . . . . . . .             $438       $326         $368
                 1987   . . . . . . . . . . . . . . . .              500        390          446
                 1988   . . . . . . . . . . . . . . . .              484        395          437
                 1989   . . . . . . . . . . . . . . . .              416        356          381
                 1990   . . . . . . . . . . . . . . . .              424        346          383
                 1991   . . . . . . . . . . . . . . . .              403        344          362
                 1992   . . . . . . . . . . . . . . . .              360        330          344
                 1993   . . . . . . . . . . . . . . . .              406        326          360
                 1994   . . . . . . . . . . . . . . . .              395        378          384
                 1995   . . . . . . . . . . . . . . . .              396        372          384
                 1996 (through January 11)  . . . . . .              400        389          395

____________________
Source of Data:  Metals Week


    On January 11, 1996, the afternoon fixing price for gold on the London Bullion Market was $399 per ounce and the spot market price of gold on the New York Commodity Exchange was $399.

ORE RESERVE ESTIMATES

    The proven and probable ore reserve figures presented in the Company's Annual Report on Form 10-K for the year ended December 31, 1994, which is incorporated by reference in the Prospectus accompanying this Prospectus Supplement, are estimates, and no assurance can be given that the indicated level of recovery of gold will be realized. Reserve estimates may require revision based on actual production experience. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render proven and probable ore reserves containing relatively lower grades of mineralization uneconomic to exploit and may ultimately result in a restatement of the Company's proven and probable ore reserves.

    The gold price used in estimating Newmont Gold's proven and probable ore reserves as of December 31, 1994 was $400 per ounce. Newmont Gold believes that if its Carlin reserve estimates were to be based on gold prices as low as $300 per ounce with current operating costs, 1994 year-end reserves would decrease by approximately 17%.


REGULATION AND ENVIRONMENTAL MATTERS

    The Company's domestic and foreign mining operations and exploration activities are subject to extensive laws and regulations governing prospecting, developing, production, exports, taxes, labor standards, occupational health, waste disposal, protection and remediation of the environment, protection of endangered and protected species, mine safety, toxic substances and other matters. Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. The Company has been and may in the future be also subject to clean-up liability under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 and comparable state laws which establish clean-up liability for the release of hazardous substances. In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with standards, existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. It is possible that the costs and delays associated with the compliance with such laws, regulations and permits could become such that the Company would not proceed with the development of a project or the operation or further development of a mine.

    During the past three years, the U.S. Congress considered a number of proposed amendments to the General Mining Law of 1872, as amended (the "General Mining Law"), which governs mining claims and related activities on federal lands. In 1992, a holding fee of $100 per claim was imposed upon unpatented mining claims located on federal lands. In October 1994, a one-year moratorium on the processing of new patent applications was approved. While such moratorium currently remains in effect, its future is unclear. In addition, a variety of legislation is now pending before the U.S. Congress to amend further the General Mining Law. The proposed legislation would, among other things, change the current patenting procedures, impose royalties, and enact new reclamation, environmental controls and restoration requirements. The royalty proposals range from a 2% royalty on "net profits" from mining claims to an 8% royalty on modified gross income/net smelter returns.
Although the extent of any such changes is not presently known, approximately 92% of Newmont Gold's proven and probable ore reserves in the U.S. are located on private land and, therefore, are not subject to such amendments.

    Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof are actively considered from time to time and could have a material adverse impact on the Company.


RISKS OF FOREIGN INVESTMENTS

    Certain of the Company's projects are located in foreign countries. The Company's foreign investments, which include projects in the Republic of Uzbekistan, Peru and Indonesia, are subject to the risks normally associated with conducting business in foreign countries, including labor disputes and uncertain political and economic environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt the projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation laws or policies of particular countries, foreign taxation, limitations on ownership and on repatriation of earnings, and foreign exchange controls and currency fluctuations. Although the Company has not experienced any significant problem in foreign countries arising from such risks, there can be no assurance that such problems will not arise in the future. While political risk insurance from the Overseas Private Investment Corporation and/or the Multilateral Investment Guarantee Agency has been obtained to cover a portion of the Company's investments in Peru and the Republic of Uzbekistan against certain expropriation, war, civil unrest and political violence risks, such insurance is limited by its terms to the particular risks specified therein and is subject to certain exclusions. There can therefore be no assurance that claims would be paid under such insurance in connection with a particular event in a foreign country. Foreign investments may also be adversely affected by laws and policies of the U.S. affecting foreign trade, investment and taxation.


SPECULATIVE NATURE OF GOLD EXPLORATION AND DEVELOPMENT

    Gold exploration is highly speculative in nature, involves many risks and frequently is nonproductive. There can be no assurance that the Company's gold exploration efforts will be successful. Once gold mineralization is discovered, it may take a number of years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the Company's exploration programs will result in the expansion or replacement of current production with new proven and probable ore reserves.

    Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, estimates of proven and probable ore reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of the gold from the ore, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns may differ significantly from those currently estimated. It is not unusual in new mining operations to experience unexpected problems during the start-up phase.


MINING RISKS AND INSURANCE

    The business of gold mining is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labor disputes, encountering unusual or unexpected geologic formations, cave-ins, flooding, rock falls, periodic interruptions due to inclement or hazardous weather conditions, gold bullion losses and other acts of God. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company maintains insurance against risks which are typical in the operation of its business and in amounts which the Company believes to be reasonable, but no assurance can be given that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability.


                                USE OF PROCEEDS

    The $241.3 million net proceeds to the Company from the sale of the Shares to the Underwriter pursuant to the agreement described under "Underwriting" will be used by the Company to purchase an equal number of shares of common stock of Newmont Gold, which in turn will use such proceeds for its capital program and general corporate purposes.


                                  THE COMPANY

GENERAL

    The Company is a U.S. company whose sole asset is a controlling equity interest in Newmont Gold. Newmont Gold is a worldwide company engaged in gold production, exploration for gold and acquisition of gold properties. The Company owns 90% of the common stock and options to purchase additional shares of common stock of Newmont Gold.

    Newmont Gold currently produces gold from the Carlin Trend in Nevada. Newmont Gold also produces gold through a 38% owned venture in Peru, which commenced operations in August 1993, and a 50% owned venture in Uzbekistan, which commenced gold production in September 1995. Newmont Gold additionally has two projects in Indonesia, Minahasa and Batu Hijau, both of which are 80% owned by Newmont Gold. Gold production is scheduled to commence at the Minahasa project by mid-1996. The Batu Hijau project is currently in the feasibility stage. The mineral rights for the Batu Hijau project are held pursuant to a Contract of Work between the Republic of Indonesia and P.T. Newmont Nusa Tenggara ("PTNNT"), which is 80% owned by Newmont Gold. During the third quarter of 1995 PTNNT recognized that, given the size, complexity and nature of this large porphyry copper/gold project and the cost of developing the project, it would require more time to complete feasibility studies beyond the December 1, 1995 date provided for in the Contract of Work. Accordingly, in October 1995, PTNNT requested from the government of Indonesia an extension of the feasibility studies period. In late December 1995, PTNNT was advised by the Indonesian government that it needed more time to review PTNNT's request for an extension and that the time period provided for feasibility studies in the Contract of Work was suspended pending the Indonesian government's decision. Meanwhile, feasibility study activities continue on the project.

    In addition to exploration activities conducted in connection with the above-referenced operations and projects, Newmont Gold continues to explore for gold and/or is conducting joint venture discussions in various countries, including Mexico, Canada, Ecuador, Laos and in the United States. Newmont Gold had approximately 26.1 million equity ounces of proven and probable gold ore reserves at December 31, 1994 and produced approximately 1.7 million equity ounces of gold in 1994.

    In December 1994, the Company concluded that the geological model used by the previous owner of the Grassy Mountain property in Oregon was inadequate to support mine development. Pending completion of additional evaluations, 996,000 ounces of previously classified proven and probable reserves were then no longer classified as reserves as of December 31, 1994. After evaluating the deposit during 1995 to determine its economic potential, the Company concluded that the deposit does not meet its criteria for development and announced on January 5, 1996 that it is writing off in the fourth quarter of 1995 its $33.8 million investment in this property, which is expected to reduce earnings per share by approximately $0.23 per share after taxes.

    The Company redeemed on December 14, 1995 the shares of its $5.50 Convertible Preferred Stock, par value $5.00 per share, that had not been previously converted into Common Stock.

    Since the Company's only asset is a controlling equity interest in Newmont Gold, the rights of the Company to participate in any distribution of assets of Newmont Gold upon its liquidation or reorganization or otherwise (and thus the ability of holders of the shares of Common Stock to benefit from such distribution) are subject to prior claims of creditors of Newmont Gold, except to the extent that the Company may itself be a creditor with recognized claims against Newmont Gold. Claims on Newmont Gold by creditors may include claims of holders of indebtedness and claims of creditors in the ordinary course of business. Such claims may increase or decrease, and additional claims may be incurred in the future.

    The Company was incorporated in 1921 under the laws of Delaware and maintains its principal executive offices at 1700 Lincoln Street, Denver, Colorado 80203 (telephone: (303) 863-7414).




                                 UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell, and the Underwriter has agreed to purchase from the Company, 4,651,163 Shares. Under the terms and conditions of the Underwriting Agreement, the Underwriter is committed to take and pay for all of the Shares, if any are taken.

    It is expected that all or a substantial portion of the Shares may be sold by the Underwriter to purchasers in one or more transactions (which may involve block transactions) on the New York Stock Exchange or on other securities exchanges on which the Common Stock is traded or otherwise. The distribution of the Shares may also be effected from time to time in special offerings, exchange distributions and/or secondary distributions pursuant to and in accordance with the rules of the New York Stock Exchange or such other exchanges, in the over-the-counter market, in negotiated transactions through the writing of options on the Shares (whether such options are listed on an options exchange or otherwise) or otherwise, or in a combination of such methods at prevailing market prices or at negotiated prices. The Underwriter may effect such transactions by selling Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the Underwriter and/or the purchasers of such Shares for whom they may act as agents or to whom they may sell as principal.

    In connection with the sale of the Shares, the Underwriter will receive compensation in the form of commissions or discounts and will also receive compensation from purchasers of the Shares for whom it may act as agent or to whom it may sell as principal in the form of commissions, in each case in amounts which will not exceed those customary in the types of transactions involved. Underwriters and dealers that participate in the distribution of the Shares may be deemed to be underwriters, and any discounts received by them from the Company and any compensation received by them on the resale of the Shares by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "Act").

    The Company has agreed that it will not, for a period of 90 days after the date hereof, without the prior written consent of the Underwriter, offer, sell or contract to sell, or otherwise dispose of directly or indirectly, shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock (other than the Common Stock offered hereby or pursuant to existing stock option or other incentive or benefit plans of the Company, arrangements made to persons becoming an employee of the Company, pursuant to the Company's junior preferred share rights or in connection with corporate acquisitions).

    The Underwriting Agreement provides that the Company will indemnify the Underwriter against certain liabilities, including liabilities under the Act, or contribute to payments that the Underwriter may be required to make in respect thereof.

    Salomon Brothers Inc has performed various investment banking services for the Company and Newmont Gold in the ordinary course of business for which it has received customary compensation.


                               4,651,163 SHARES


                          NEWMONT MINING CORPORATION


                                 COMMON STOCK
                               ($1.60 PAR VALUE)


                             SALOMON BROTHERS INC


                             Prospectus Supplement

                            Dated January 11, 1996


    No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in or incorporated by reference in this Prospectus Supplement or the Prospectus in connection with the offer contained in this Prospectus Supplement and Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, Salomon Brothers Inc or any dealer. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the facts set forth in this Prospectus Supplement and Prospectus, or in the affairs of the Company since the date hereof. This Prospectus Supplement and the Prospectus do not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.


                               TABLE OF CONTENTS

                                                                                                                               Page


                                                 PROSPECTUS SUPPLEMENT
  Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             S-3

  Use of Proceeds   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             S-6

  The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             S-6
  Underwriting  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             S-7

                                                       PROSPECTUS

  Available Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               2
  Incorporation of Certain Documents by Reference . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               2

  The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               3

  Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
                                                                                                                                  3
  Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               4

  Description of Capital Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               4

  Description of Common Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               4
  Description of Preferred Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               7

  Description of Depositary Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              14

  Description of Convertible Debt Securities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              16
  Description of Warrants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              27

  Federal Tax Considerations as a Real Property Holding Corporation . . . . . . . . . . . . . . . . . . . . . . . .              28

  Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              29
  Validity of Securities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              30

  Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              30
